

August 18, 2010

Ms. Wanwen Su
China Logistics, Inc.
Suite 910, Yi An Plaza
33 Jian She Liu Road
Guangzou, P.R.China 510000

  Re: China Logistics, Inc.
    Form 10-K for the year ended December 31, 2009
    File No. 1-10559

Dear Ms. Su:

We have completed our review of the above referenced filing and have no further comments at this time.

        Sincerely,

        Kevin Woody
        Accounting Branch Chief